December 15, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	StanCorp Financial Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2008
File No. 001-14925

This letter responds to your review comments dated November 21, 2008 regarding the Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the period ended September 30, 2008 for StanCorp Financial Group, Inc. Any changes to our original disclosure are shown in bold. We have included your comments followed by our responses.

Form 10-K – December 31, 2007

Item 8.	Financial Statements

19. Contingencies and Commitments, page 71

Form 10-K for the Year Ended December 31, 2007

19. Contingencies and Commitments, page 71

1.	Please revise your contractual obligations table to include all insurance and policy holder fund payments you are obligated to make in the future. For those amounts that a payment may be claimed immediately, include them as “due within a year” and provide a footnote thereto. If you are unable to estimate when the payments may become due, tell us how you were able to estimate the amount of your obligations despite that fact. In addition, provide a footnote to explain the differences between the amounts presented here and the balance sheet.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

December 15, 2008

Response:

As a result of your request, we have prepared the below pro-forma disclosure based on our 2007 financial statements. We will include a disclosure of this nature in our future Form 10-K filings.

The following table summarizes the Company’s contractual obligations as of December 31, 2007:

	Payments Due by Period
(In millions)	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Contractual Obligations:
Short-term debt and capital lease obligations	$4.0	$4.0	$—	$—	$—
Long-term debt and capital lease obligations	562.6	—	5.2	251.4	306.0
Interest on long-term debt obligations	288.1	38.4	76.9	76.7	96.1
Operating lease obligations	36.6	13.5	15.6	6.3	1.2
Funding requirements for commercial mortgage loans	265.0	265.0	—	—	—
Purchase obligations	3.6	1.7	1.1	0.8	—
Insurance obligations (1)	7,018.8	1,132.4	1,066.4	853.9	3,966.1
Policyholder fund obligations (2)	2,947.5	2,668.5	46.8	38.6	193.6
Separate account liabilities (3)	4,386.4	4,386.4	—	—	—
Other short-term and long-term liabilities according to GAAP	61.9	7.2	10.6	4.2	39.9

Total	$15,574.5	$8,517.1	$1,222.6	$1,231.9	$4,602.9

(1)

The estimated payments expected to be due by period for insurance obligations reflect future estimated cash payments, for pending and future potential claims, to be made to policyholders and others for future policy benefits, policyholders’ account balances, policyholders’ dividends, and reinsurance payables. These future estimated net cash payments are based on mortality, morbidity, lapse and other assumptions comparable with our experience, consider future premium receipts on current polices in force, and assume market growth and interest crediting consistent with assumptions used in amortizing deferred acquisition costs and value of business acquired. These net cash payments are undiscounted with respect to interest and, as a result, the sum of the net cash payments shown for all years in the table of $7.02 billion exceeds the corresponding liability amount of $5.16 billion included in the Consolidated Financial Statements as of December 31, 2007. We have made significant assumptions to determine the future estimated net cash payments related to the underlying policies and contracts. Due to the significance of the assumptions used, actual net cash payments will differ, possibly materially, from these estimates.

(2)

While historical withdrawal patterns indicate withdrawal primarily occurs in periods in excess of one year, policyholder fund obligations in the amount of $2.31 billion have been included in the less than one year column of the table as they may be withdrawn upon request. These net cash payments are undiscounted with respect to interest but reflect an offsetting effect due to reinsurance receivables and, as a result, the sum of the net cash payments shown for all years in the table of $2.95 billion differs from the corresponding liability amount of $3.15 billion included in the Consolidated Financial Statements as of December 31, 2007. Due to the significance of the assumptions used, actual net cash payments will differ, possibly materially, from these estimates.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

December 15, 2008

(3)

Separate account liabilities are legally insulated from general account obligations, and it is generally expected these liabilities will be fully funded by separate account assets and their related cash flows. While historical withdrawal patterns indicate withdrawal primarily occurs in periods in excess of one year, separate account liabilities in the amount of $4.39 billion have been included in the less than one year column of the table as they may be withdrawn upon request.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

December 15, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008

Note 7 – Fair Value of Financial Instruments, page 15

2.	Please revise your disclosure to discuss the extent to which, and how, the information is obtained from the pricing services and used in developing the fair value measurements in the consolidated financial statements including:

a.	The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services;

Response:

Fixed maturity securities—available-for-sale that were valued using Level 2 measurements totaled $5.19 billion at September 30, 2008, and represented substantially all of our fixed maturity securities portfolio. These securities are comprised of corporate bonds, as well as government, agency and municipal securities and are diversified across industries, issuers and maturities. We utilize a pricing service in order to assist management in determining the values of these assets. On a case-by-case basis, we may obtain broker quotes, as needed.

b.	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

Response:

We generally obtain one value from our primary external pricing service in conjunction with our internal valuation of each instrument. On a case-by-case basis, we may obtain further quotes or prices from additional parties as needed. These values are subjected to further procedures as discussed in (f) below.

c.	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

Response:

In conjunction with our regular analysis (see (f) below), we obtain values from a pricing service for our fixed maturity securities. Although we do identify differences from time to time as a result of these procedures, we did not make any significant adjustments in the current period. We will continue to perform pricing validation analysis going forward and, if necessary, adjust security prices and values based on applicable security and market information.

d.	The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

December 15, 2008

and/or proprietary models in making valuation judgments and determinations;

Response:

In valuing our fixed maturity securities, the pricing service utilizes various observable inputs depending on the type of security and market conditions that are present at the balance sheet date. Depending on the security, the priority of the use of observable market inputs may change as some observable market inputs may not be relevant or additional inputs may be necessary. The observable inputs used by the pricing service include reported trading prices, benchmark yields, broker-dealer quotes, benchmark securities, bids, offers, credit ratings, relative credit information and other reference data. The pricing service gathers information from market sources and integrates perceived market movements and sector news into evaluated pricing applications and models. Evaluation models and analytical tools are specifically designed to enable the pricing service to evaluate bonds that are traded infrequently and to respond rapidly to changing market conditions. The pricing service also takes into account the bond’s terms and conditions, including any features specific to that issue which may influence risk, and thus marketability. The pricing service obtains a broker quote when sufficient information, such as security structure or other market information, is not available to produce an evaluation.

e.	Whether the broker quotes are binding or non-binding; and

Response:

Broker quotes obtained are non-binding and do not represent quotes on which one may execute the disposition of the assets.

f.	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Response:

The Company is ultimately responsible for accurately determining the fair value of our fixed maturity securities. Therefore, as referenced in (c), we perform quantitative and qualitative analyses in order to validate values we obtain from the pricing service. Our procedures require a thorough analysis of our portfolio performance, including evaluating contribution by issuer, effective yield, and other key metrics to ensure that the values are consistent with our knowledge of market fluctuations and issuer specific information. We also perform back testing of sales activity related to our fixed maturity securities. Further, we perform additional analysis of values that have deviated by more than a certain percentage from our original cost basis to ensure that

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

December 15, 2008

the value assigned is consistent with all evidence available. In addition, we evaluate the value of bonds that are quoted at or near par value (primarily due to the bond being very near maturity or have a coupon rate that justifies the par value). Finally, we get periodic broker quotes on private placement bonds, as necessary, to validate the reasonableness of values utilized. Broker-quoted securities can be adjusted based on the receipt of updated quotes from market makers or broker-dealers recognized as market participants. The ultimate decision of the value recorded is a result of best information from all of the evidence received.

We track the trading prices for all recently traded fixed maturity securities and compare them to the prices supplied by the pricing service to ensure reasonableness. Also, a watch list is maintained that contains securities that have suffered or are deemed to have the possibility to suffer a significant decline in market value and have the potential for impairment. These watch list items would be particularly sensitive to changing market valuations. Therefore, we monitor the securities on the watch list closely and carefully evaluate the prices and corresponding pricing methodologies supplied by the pricing services for these securities.

A disclosure in response to your comments under Part I – Financial Information – Item 1. Financial Statements – Condensed Notes to Unaudited Consolidated Financial Statements – Note 7 – Fair Value of Financial Instruments, for our Form 10-Q for the Quarterly Period Ended September 30, 2008, is provided below. This additional disclosure is representative of what we will include in future filings.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which is intended to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value and expanding disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 became effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. StanCorp adopted the provisions of SFAS No. 157 beginning January 1, 2008.

SFAS No. 157 establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources while unobservable inputs reflect our estimates about market data.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are based upon quoted prices in active markets for identical assets or liabilities that we can access at the measurement date. Level 2 inputs are based upon quoted prices for similar instruments in active

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

December 15, 2008

markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. Level 3 inputs are generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company’s estimates of assumptions that market participants would use in pricing the asset or liability.

Fixed maturity securities—available-for-sale, S&P 500 index options and index-based interest guarantees are recorded at fair value on a recurring basis. The Company currently has no assets or liabilities measured at fair value on a nonrecurring basis. In the Company’s consolidated statements of income and comprehensive income, unrealized gains and losses are reported in other comprehensive income for fixed maturity securities—available-for-sale, in net investment income for S&P 500 index options and in interest credited for index-based interest guarantees.

There are three types of valuation techniques described in SFAS No. 157: (1) the market approach, which uses prices or other relevant information generated by market transactions involving identical or comparable assets or liabilities; (2) the income approach, which uses the present value of cash flows or earnings; and (3) the cost approach, which uses replacement costs more readily adaptable for valuing physical assets.

Fixed maturity securities—available-for-sale and S&P 500 index options are reported on the balance sheet as fixed maturities securities—available-for-sale. The fixed maturity securities are comprised of corporate bonds, as well as government, agency and municipal securities and are diversified across industries, issuers and maturities. They are placed into three groups depending on the valuation technique used to determine the fair value of the securities.

Fair values of fixed maturity securities for which there is active trading are determined based upon quoted market prices or dealer quotes and are classified as Level 1 assets. In the third quarter of 2008, a downturn in general economic activity led to inactivity in the bond markets and resulted in the reclassification of the fixed maturity securities—available-for-sale from Level 1 classification to Level 2 classification. The fair values for fixed maturity securities without an active market, of which there were $5.19 billion at September 30, 2008, were valued using Level 2 measurements. In order to assist management in determining the values of these assets, we utilize an independent pricing service. The pricing service incorporates a variety of market observable information in their valuation techniques, including:

•	Reported trading prices.

•	Benchmark yields.

•	Broker-dealer quotes.

•	Benchmark securities.

•	Bids and offers.

•	Credit ratings.

•	Relative credit information.

•	Other reference data.

The pricing service also takes into account perceived market movements and sector news, as well as the bond’s terms and conditions, including any features specific to that issue which may influence risk, and thus marketability. Depending on the security, the priority of the use of observable market inputs may change as some observable market inputs may not be relevant or additional inputs may be necessary. The Company generally obtains one value from our primary external pricing service. On a case-by-case basis, the Company may obtain further quotes or prices from additional parties as needed.

The pricing service provides quoted market prices when available. Quoted prices are not always available due to bond market inactivity. The pricing service obtains a broker quote when sufficient information, such as security structure or other market information, is not available to produce an evaluation. Valuations and quotes obtained from third party commercial pricing services are non-binding and do not represent quotes on which one may execute the disposition of the assets.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

December 15, 2008

External valuations are validated by the Company at least quarterly through the evaluation of methodologies used by the pricing service, analytical reviews and performance analysis of the prices against statistics and trends, back testing of sales activity, discounted cash flow models, maintenance of a securities watch list, and independent evaluation on a case-by-case basis of inputs and assumptions similar to those used by the pricing service. Although we do identify differences from time to time as a result of these validation procedures, we did not make any significant adjustments as of September 30, 2008.

The Company recorded other-than-temporary impairments of our fixed maturity securities of $42.3 million and $65.2 million during the third quarter and first nine months of 2008, respectively, primarily due to a decline in the market value of investments in certain financial institutions including Lehman Brothers, AIG and Washington Mutual. The Company also recorded an other-than-temporary impairment of our fixed maturity securities of $21.6 million during the second quarter of 2008, primarily due to a decline in the market value of investments we hold in certain bond insurers.

S&P 500 index options were valued using the market approach and Level 3 measurement. The valuations for the Company’s S&P 500 index options are provided to us as non-binding courtesy indications of value by the banking counterparties that have written each option. The valuations are estimates of the mid-market values of the positions, based on proprietary valuation models that use information derived from estimated or actual bids and offers for similar positions. In addition, the Company produces its own valuations based on its derivations of Black-Scholes pricing parameters. The Company’s valuations maximize the use of observable inputs, which include direct price quotes from the Chicago Board Options Exchange and values for on-the-run treasury securities and LIBOR rates as reported by Bloomberg. Where observable inputs are not available, we use unobservable inputs such as estimates of future gross dividends to be paid on the stocks underlying the S&P 500 index, estimates of bid-ask spreads, and estimates of implied volatilities on options. In order to assure that the Company’s valuations are consistent with SFAS No. 157, we perform additional validation procedures such as the daily observation of market activity and conditions and the tracking and analyzing of actual quotes provided to us by banking counterparties each time the Company purchases options from them. Due to market conditions and the disparity of quotes received from banking counterparties as of September 30, 2008, the Company utilized internal valuations of the S&P 500 index options using the techniques discussed above.

The valuation technique used to determine the fair value of index-based interest guarantees is the income approach. The liability is the present value of future cash flows attributable to the projected index growth in excess of cash flows driven by fixed interest rate guarantees for the indexed annuity product. Level 3 assumptions for policyholder behavior and future index interest rate declarations significantly impact the calculation.

The following table sets forth the estimated fair values of assets and liabilities measured and recorded at fair value on a recurring basis at September 30, 2008:

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

December 15, 2008

	Total	Level 1	Level 2	Level 3
	(In millions)
Assets:
Fixed maturity securities—available-for-sale	$5,193.6	$—	$5,193.6	$—
S&P 500 index options	2.5	—	—	2.5

Total fixed maturity securities—available-for-sale	$5,196.1	$—	$5,193.6	$2.5
Liabilities:
Index-based interest guarantees	$25.1	$—	$—	$25.1

The following table sets forth the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the nine months ended September 30, 2008:

	S&P 500 Index Options	Index- Based Interest Guarantees
	(In millions)
Balance, December 31, 2007	$6.0	$(26.3)
Total net gains (losses) included in:
Net investment income	(4.9)	—
Interest credited	—	6.5
Purchases, sales, issuances and settlements, net	1.2	(3.8)

Balance, March 31, 2008	2.3	(23.6)

Total net gains (losses) included in:
Net investment income	(2.1)	—
Interest credited	—	2.4
Purchases, sales, issuances and settlements, net	2.2	(3.4)

Balance, June 30, 2008	2.4	(24.6)

Total net gains (losses) included in:
Net investment income	(1.7)	—
Interest credited	—	1.7
Purchases, sales, issuances and settlements, net	1.8	(2.2)

Balance, September 30, 2008	$2.5	$(25.1)

Net unrealized gains (losses) included in income before income taxes for assets and liabilities held at fair value at September 30, 2008:
For the three months ended September 30, 2008	$(1.7)	$1.7
For the nine months ended September 30, 2008	(8.7)	10.6

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

December 15, 2008

*    *    *    *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions or need further clarification on any of the responses above, please contact me at your convenience at (971) 321-6530.

Sincerely,

/s/ Robert M. Erickson
Robert M. Erickson
Vice President and Controller
StanCorp Financial Group, Inc.